The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

July 5, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577 (the “Registrant”)

Request for Withdrawal on Form AW

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, we are writing to respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 85 to the Registrant’s registration statement, which was filed with the SEC on June 30, 2016 (Accession No. 0001193125-16-637944) (“PEA 85”).

PEA 85 was filed with the SEC for the purpose of registering an Institutional Share class of the Secured Options Portfolio. Due to a clerical error, however, PEA 85 was incorrectly filed under the Secured Options Portfolio’s Advisor Share class. No shares of the Secured Options Portfolio’s Institutional Share class have been sold. Consequently, the Registrant hereby requests the withdrawal of PEA 85. A corrected filing will be made as soon as possible.

Please contact me at (617) 662-1741 if you have any questions. Thank you for your attention to this matter.

Very truly yours,

/s/ Bernard Brick
Bernard Brick